UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

2022 Annual General Meeting of International Game Technology PLC

On May 10, 2022, International Game Technology PLC (NYSE:IGT) (the "Company") held its annual general meeting of shareholders (the "2022 AGM"). At the 2022 AGM, 21 matters were considered and acted upon, including twelve matters consisting of the continued appointment of twelve members of the board of directors of the Company. Each of the resolutions 1 through 21 were adopted. The results of the voting, including the number of votes cast for and against, abstentions and broker non-votes, are set forth in Exhibit 99.1 which is being furnished herewith.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 10, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	Results of Annual General Meeting, held May 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

Exhibit 99.1

International Game Technology PLC Annual General Meeting

On May 10, 2022, International Game Technology PLC (the "Company") held its annual general meeting of shareholders (the "2022 AGM"). At the 2022 AGM, 21 matters were considered and acted upon. Each of the resolutions 1 through 21 were adopted.

The table below shows the results of the poll for each resolution. The full text of the resolutions is contained in the notice of 2022 AGM which is available on the Company’s website at www.IGT.com.

Resolution 1: To receive and adopt the annual report and accounts for the financial year ended 31 December 2021 ("Annual Report and Accounts").
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
372,802,590	38,013	372,840,603	860,640	0

Resolution 2: To approve the directors’ remuneration report (excluding the remuneration policy) set out in the Annual Report and Accounts.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
329,229,946	43,578,185	372,808,131	893,112	0

Resolution 3: To approve Massimiliano Chiara continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
356,326,962	12,902,127	369,229,089	4,472,154	0

Resolution 4: To approve Alberto Dessy continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
359,171,523	10,055,285	369,226,808	4,474,435	0

Resolution 5: To approve Marco Drago continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
367,294,241	1,931,831	369,226,072	4,475,171	0

Resolution 6: To approve Ashley M. Hunter continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,364,365	863,323	369,227,688	4,473,555	0

Resolution 7: To approve James McCann continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
324,828,794	44,396,398	369,225,192	4,476,051	0

Resolution 8: To approve Heather McGregor continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
368,168,041	1,054,536	369,222,577	4,478,666	0

Resolution 9: To approve Lorenzo Pellicioli continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
356,037,264	13,191,711	369,228,975	4,472,268	0

Resolution 10: To approve Maria Pinelli continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
367,305,470	1,917,106	369,222,576	4,478,667	0

Resolution 11: To approve Samantha Ravich continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
358,682,640	10,539,854	369,222,494	4,478,749	0

Resolution 12: To approve Vincent Sadusky continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
367,570,952	1,655,969	369,226,921	4,474,322	0

Resolution 13: To approve Marco Sala continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company. This resolution supersedes resolution 4 passed at the annual general meeting of the Company on May 11, 2021.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
367,641,742	1,579,364	369,221,106	4,480,137	0

Resolution 14: To approve Gianmario Tondato Da Ruos continuing to hold office as a director of the Company from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
358,747,663	10,463,336	369,210,999	4,490,244	0

Resolution 15: To reappoint PricewaterhouseCoopers LLP as auditor of the Company to hold office from the conclusion of the 2022 AGM until the conclusion of the next annual general meeting of the Company at which annual report and accounts are laid before the Company.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
372,678,731	188,107	372,866,838	834,405	0

Resolution 16: To authorize the board of directors of the Company or its audit committee to determine the remuneration of the auditor.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
372,647,889	159,324	372,807,213	894,030	0

Resolution 17: To authorize political donations and expenditure not exceeding £100,000, in total, in accordance with sections 366 and 367 of the Companies Act 2006.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
372,133,610	675,163	372,808,773	892,470	0

Resolution 18: To authorize the directors to allot shares in the Company.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
370,571,395	2,311,231	372,882,626	818,617	0

*Resolution 19: To authorize the directors, if Resolution 18 is passed, to disapply pre-emption rights.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
371,752,711	528,074	372,280,785	1,420,458	0

*Resolution 20: To authorize the directors, if Resolution 18 is passed and in addition to any authority granted under Resolution 19, to disapply pre-emption rights for the purposes of financing an acquisition or other capital investment.

FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
372,504,959	368,902	372,873,861	827,382	0

*Resolution 21: To authorize the Company to make off-market purchases of shares in the Company.
FOR	AGAINST	TOTAL VOTES	ABSTENTIONS	BROKER NON-VOTES
372,377,014	229,769	372,606,783	1,094,460	0

*     Denotes a special resolution requiring a 75% majority.

Notes:
(1)A "vote abstain" is not a vote in law and is not counted in the calculation of the proportion of the votes "for" and "against" a resolution.
(2)    At the close of business on May 6, 2022, the outstanding share capital of the Company was 202,905,964 ordinary shares (excluding 2,972,544 treasury shares) each carrying one vote, 205,878,508 special voting shares each carrying 0.9995 votes, and 50,000 sterling non-voting shares.